Exhibit 99.184

DeFi Technologies Expands European Investor Access to Emerging DeFi Assets by Listing Terra and Avalanche ETPs on the Frankfurt Stock Exchange

Valour Terra (LUNA) ETP (ISIN:CH1149139631) and Valour Avalanche (AVAX) ETP (ISIN: CH1149139615) are now available on the Frankfurt Stock Exchange

•	Trading of Valour Terra ETP and Valour Avalanche ETP on the Frankfurt Stock Exchange will begin Friday, March 25, 2022.
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Valour Terra ETP and Valour Avalanche ETP join Valour's Bitcoin Zero and Ethereum Zero on Boerse Frankfurt Zertifikate AG and enable retail and institutional investors to gain exposure to digital assets simply and securely via their bank or broker.

TORONTO, March 25, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that its wholly owned subsidiary Valour Inc. ("Valour"), an issuer of digital asset exchange traded products ("ETPs"), has listed two of its low fee ETPs tracking the price of the digital assets, Valour Terra (LUNA) and Avalanche (AVAX) on Boerse Frankfurt Zertifikate AG.

Valour's ETPs precisely track the price of digital assets and offer a cost-effective, easy and secure way for retail and institutional investors to access the benefits of investing in the growing world of digital assets. The Terra and Avalanche ETPs join Valour's Bitcoin Zero and Ethereum Zero along with Valour Uniswap ETP, Valour Cardano ETP, Valour Pokadot ETP, and Valour Solana ETP on Boerse Frankfurt Zertifikate AG.

"We have seen an incredible demand for regulated, exchange-traded investment vehicles linked to digital assets beyond just Bitcoin, and listing Valour's Terra and and Avalanche ETPs on the Frankfurt exchange is an important step in DeFi Technologies' mission to enable millions of investors to participate in the transformation of the world's financial infrastructure," said Russell Starr, CEO of DeFi Technologies. "But providing access solves only one challenge for investors. That is why we go one step further to structure our products at the lowest cost possible, enabling investors to maximize the benefits of accessing these emerging asset classes."

The Valour Terra ETP tracks the performance of LUNA, the native token of the Terra protocol, a leading decentralized and open-source public blockchain protocol for algorithmic stablecoins. LUNA is among the top ten cryptocurrencies in the world by market capitalization, currently at USD $33.2 billion¹.

The Valour Avalanche (AVAX) ETP tracks the performance of AVAX, the native token of the Avalanche platform. Avalanche is an open, programmable smart contracts platform for decentralized applications aiming to rival Ethereum due to its high speed. AVAX is among the top fifteen cryptocurrencies in the world by market capitalization, currently at USD $22.7 billion².

"Following our recent success with Terra and Luna in Sweden we are now also listing them in Germany," said Tommy Fransson, CEO of Valour. "With these listings we now offer German investors our full suite of current ETPs."

Valour offers fully hedged digital asset exchange-traded products across multiple European exchanges with low to zero management fees. Valour's Uniswap (UNI) ETP is the world's first and only, with Cardano (ADA), Polkadot (DOT) and Solana (SOL) ETPs the first of their kind in the Nordics. Valour's Bitcoin Zero and Ethereum Zero remain the first and only fully hedged, passive investment product for Bitcoin (BTC) and Ethereum (ETH) which are completely fee-free, with competitors charging up to 2.5% in management fees.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

1	Coinmarketcap as of March 24, 2022
2	Coinmarketcap as of March 24, 2022

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit defi.tech.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. For more information on Valour, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the listing of Valour Terra (LUNA) ETP and Valour Avalanche (AVAX) ETP; investor interest in Valour's ETPs; geographic expansion and additional listings of Valour's ETP offerings; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward- looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour ETPs by investors and exchanges, including the NGM, Frankfurt and Euronext; investor demand for DeFi Technologies' and Valour's products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE DeFi Technologies, Inc.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Wachsman PR, DefiTech@wachsman.com

CO: DeFi Technologies, Inc.

CNW 03:00e 25-MAR-22